 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

INLAND AMERICAN REAL ESTATE TRUST, INC.
(Name of Subject Company)

CMG PARTNERS, LLC; CMG LEGACY GROWTH FUND, LLC; CMG LEGACY INCOME FUND, LLC; CMG INCOME FUND II, LLC; AND CMG ACQUISITION CO., LLC
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110, Bellevue, WA 98005
425-376-0693

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$4,250,000	$493.43

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $4.25 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $493.43
Form or Registration Number: SC TO-T
Filing Party: CMG Partners, LLC
Date Filed: October 11, 2012

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by CMG Partners, LLC; CMG Legacy Growth Fund, LLC; CMG Legacy Income Fund, LLC; CMG Income Fund II, LLC; and CMG Acquisition Co., LLC (collectively the “Purchasers”) to purchase up to 1,000,000 shares of common stock (the “Shares”) in Inland American Real Estate Trust, Inc. (the “REIT”), the subject company, at a purchase price equal to $4.25 per Share.  This Offer is being made October 11, 2012 (the “Offer Date”) and expires December 7, 2012, or on such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 11, 2012 (the “Offer to Purchase”) and the related Agreement of Assignment and Transfer.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of approximately 197,000 Shares. The Purchasers will pay for all such tendered Shares immediately upon receipt of confirmation from the REIT (or its transfer agent) that the tendered Shares will be transferred to the Purchasers.  Following purchase of all of the tendered Shares, the Purchaser will own an aggregate of approximately 893,000 Shares, or approximately 0.1% of the total outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           December 11, 2012

CMG Partners, LLC; CMG Legacy Growth Fund, LLC; CMG Legacy Income Fund, LLC; CMG Income Fund II, LLC; and CMG Acquisition Co., LLC
By: Mark Swenson, Manager

By:	/s/ Mark Swenson